                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*


                   Integrated Packaging Assembly Corporation
                   -----------------------------------------
                               (Name of Issuer)


                   Common Stock, $0.001 Par Value Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                                   457989101
                                   ---------
                                (CUSIP Number)


                                  Calvin Lee
                   Orient Semiconductor Electronics, Limited
                       12-2 Nei Huan South RD. N.E.P.Z.
                                Kaohsiung 81120
                                  Taiwan, ROC
                                 886-7-3613131
                                 -------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 26, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 457989101
-------------------
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------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Orient Semiconductor Electronics, Limited

      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Taiwan, ROC
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              103,014,987
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                  -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              103,014,987
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                  -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      103,014,987 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      74.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

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ITEM 1.   SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Integrated Packaging Assembly Corporation, a Delaware corporation ("IPAC"). The principal executive offices of IPAC are located at 2221 Old Oakland Road, San Jose, California 95131.

ITEM 2.   IDENTITY AND BACKGROUND

       (a) The name of the person filing this statement is Orient Semiconductor Electronics, Limited, a Taiwanese corporation ("OSE") traded on the Taiwan Stock Exchange. OSE is one of the leading integrated circuit packaging and contract electronic manufacturing companies in the world providing services to original equipment manufacturers and brand name companies for electronic products.

       (b) The address of the principal office and principal business of OSE is 12-2 Nei Huan South RD. N.E.P.Z. Kaohsiung 81120 Taiwan, ROC.

       (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of OSE's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       (d) During the past five years, neither OSE nor, to OSE's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither OSE nor, to OSE's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

       (f) All of the directors and executive officers of OSE named in Schedule I to this Schedule 13D are citizens of Taiwan, ROC, except for Edward S. Duh who is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase by OSE was made from working capital, and the amount of funds used was $6,000,000.

ITEM 4.   PURPOSE OF TRANSACTION

       (a) Pursuant to a Stock Purchase Agreement dated as of December 26, 2000 (the "Purchase Agreement"), OSE purchased 3,023,225 shares of Series B Convertible Preferred Stock (the "Series B Preferred") for investment purposes. Each share of Series B Preferred is convertible into
       13.74877050 shares of Common Stock, and all of the shares of Series B Preferred issued to OSE are convertible into an aggregate of 41,565,626 shares of Common Stock, representing 29.9% of all outstanding shares of Common Stock. The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

       (b) - (d) Not applicable.

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       (e) As contemplated by the Purchase Agreement, the Board of Directors of
       IPAC designated 3,023,225 shares of preferred stock as Series B Preferred with rights and privileges as set forth in the Certificate of Designation of Series B Convertible Preferred Stock as filed with the State of Delaware on December 21, 2000 (the "Certificate of Designation"). The description contained in this Item 4 of the transactions contemplated by the Certificate of Designation is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

       (f) Not applicable.

       (g) The Certificate of Designation sets forth the rights and privileges of Series A Preferred.

       (h) - (i) Not applicable.

       (j) Other than as described above, OSE currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although OSE reserves the right to develop and adopt such plans in the future).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) - (b) OSE beneficially owns and has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 103,014,987 shares of Common Stock, of which 41,246,312 are shares that may be obtained through conversion of 3,000,000 shares of IPAC Series A Preferred Stock owned by OSE, 20,203,049 are shares of Common Stock owned by OSE prior to the transaction described in Item 4 hereof, and 41,565,626 are shares of Common Stock into which 3,023,225 shares of Series B Preferred are convertible in accordance with the rights and privileges set forth in the Certificate of Designation described in Item 4 hereof. Such aggregate number of shares constitutes 74.0% of the issued and outstanding shares of Common Stock as of December 26, 2000.

       Calvin Lee beneficially owns and has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 4,267,544 shares of Common Stock. Such shares constitute 3.1 % of the issued and outstanding shares of Common Stock as of December 26, 2000.

       Eugene S. Duh beneficially owns and has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 3,048,246 shares of Common Stock. Such shares constitute 2.2 % of the issued and outstanding shares of Common Stock as of December 26, 2000.

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       (c) OSE, Mr. Lee, and Mr. Duh have not effected any transaction in Common
       Stock during the past 60 days, except as disclosed herein.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to OSE's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IPAC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                           DESCRIPTION
                                      -----------

       99.1 Stock Purchase Agreement dated as of December 26, 2000, by and between Integrated Packaging Assembly Corporation, a Delaware corporation, and Orient Semiconductor Electronics, Limited, a Taiwanese corporation.

       99.2  Certificate of Designation of Series B Convertible Preferred Stock.

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 5, 2001          ORIENT SEMICONDUCTOR ELECTRONICS, LIMITED

                                  By: /s/ Calvin Lee
                                  --------------------------------------
                                     Calvin Lee
                                     President

                                     6 of 8
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                                   SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ORIENT SEMICONDUCTOR ELECTRONICS,
                                    LIMITED

NAME                           PRINCIPAL OCCUPATION OR EMPLOYMENT
----                           ----------------------------------

Mei-Shou Duh Yang          Director, Chairman of the Board,
                           Orient Semiconductor Electronics, Limited

Eugene C.Y. Duh            Director, Orient Semiconductor Electronics, Limited

Edward S. Duh              Director and Vice President, Orient Semiconductor
                           Electronics, Limited

Ping-Ping Chang Chao       Director, Orient Semiconductor Electronics, Limited

Kwan-Fen Wang Chen         Director, Orient Semiconductor Electronics, Limited

Teng-Kung, Liu             Director, Orient Semiconductor Electronics, Limited

Calvin Lee                 Director and President, Orient Semiconductor
                           Electronics, Limited

Hui-Mei Tsai               Supervisor, Orient Semiconductor Electronics, Limited

Hsaio Fen, Ku              Supervisor, Orient Semiconductor Electronics, Limited

A-Mei Chen                 Vice-President, Orient Semiconductor Electronics,
                           Limited

Yin-Hsing Chiang           Vice-President, Orient Semiconductor Electronics,
                           Limited

All individuals named in the above table are employed by Orient Semiconductor Electronics, Limited. The address of Orient Semiconductor Electronics, Limited principal executive office is 12-2 Nei Huan South RD. N.E.P.Z. Kaohsiung 81120 Taiwan, ROC.

                                     7 of 8
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                                 EXHIBIT INDEX

                                                                                                SEQUENTIALLY
                                                                                                  NUMBERED
EXHIBIT NO.                                     DESCRIPTION                                         PAGE
                                                -----------                                         ----
99.1           Stock Purchase Agreement dated as of December 26, 2000,
               by and between Integrated Packaging Assembly Corporation, a
               Delaware corporation, and Orient Semiconductor Electronics, Limited, a Taiwanese corporation

99.2           Certificate of Designation of Series B Convertible Preferred Stock

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